COMMENTS RECEIVED ON 09/17/2025

FROM DANIEL GREENSPAN

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI 0-5 Year Inflation-Protected Bond Index Fund

Fidelity SAI Emerging Markets Momentum Index Fund

POST-EFFECTIVE AMENDMENT NO. 602

1)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand to disclose the number or range of index components for the underlying index, as well as the rebalancing and reconstitution process.

R:

For Fidelity SAI 0-5 Year Inflation-Protected Bond Index Fund, we are not aware of a requirement to disclose the number of index components or the rebalance and reconstitution process of a third-party index. We believe the description provided for the fund’s third-party index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified disclosure.

For Fidelity SAI Emerging Markets Momentum Index Fund, Fidelity’s rules‐based proprietary index methodology for the fund is described in plain English in the “Fund Basics” section under “Principal Investment Strategies.” In addition, the “Appendix” section of the prospectus will note that “[a]dditional information regarding the index or indices is available on i.fidelity.com/indices.” This website contains the complete index methodology, which includes starting universe and other information. Accordingly, we do not believe additional disclosure is needed.

2)

Fidelity SAI 0-5 Year Inflation-Protected Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain the concept of duration and provide an example of how it works.

R:

The fund does not have a principal investment strategy of investing in securities of issuers with a particular duration. The fund does have a principal investment strategy of normally investing 80% of the fund’s assets in securities included in an index and the index description included in the fund’s prospectus includes the disclosure excerpted below:

“The Bloomberg US Treasury Inflation-Protected Securities (TIPS) 0-5 Years Index is a value-weighted index that measures the performance of inflation-protected securities issued by the U.S. Treasury that have a remaining average life of less than 5 years.”

Accordingly, we have not modified the disclosure.

3)

Fidelity SAI Emerging Markets Momentum Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Given that the capitalization at the lower end of the index would be $100 million the Staff requests we explain how that is consistent with an index that tracks mid-cap companies.

R:

The fund does not have a principal investment strategy of investing in “mid-cap companies”. The fund invests 80% of its assets in “securities of companies included in the Fidelity Emerging Markets Momentum Focus Index”. In addition, the fund provides a description of that index, which includes “stocks of large- and -mid-capitalization companies”. As such, we believe the disclosure clearly identifies the principal investment strategies of the fund.